Lamb Weston Holdings, Inc.

599 South Rivershore Lane

Eagle, Idaho 83616

February 1, 2018

H. Roger Schwall

Assistant Director

Office of Natural Resources
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: Lamb Weston Holdings, Inc.

Form 10-K for the Fiscal Year Ended May 28, 2017

Filed July 25, 2017

File No. 001-37830

Dear Mr. Schwall:

Thank you for your letter, dated January 29, 2018, regarding Lamb Weston Holdings, Inc.’s (the “Company”) Form 10-Q for the fiscal quarter ended November 26, 2017 (the “Form 10-Q”). For your convenience, we have set forth below the comment from the staff of the U.S. Securities and Exchange Commission (the “Staff”) followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Executive Summary, page 27

1.              Beginning with the Form 10-Q for the fiscal quarter ended August 27, 2017 and continuing through this Form 10-Q, you present Adjusted Diluted EPS in your executive summary without disclosing (i) the most directly comparable GAAP measure, (ii) the corresponding reconciliation of the non-GAAP measure to such GAAP measure, and (iii) the usefulness of such measure to investors. The measure appears to be presented with greater prominence than GAAP measures. Revise your presentation to address the inconsistencies with Items 10(e)(1)(i)(A) through (C) of Regulation S-K and the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, in particular C&DI 102.10.

Response:

The Company notes the Staff’s comment and has considered the requirements of Items 10(e)(1)(i)(A) through (C) of Regulation S-K and the updated Compliance and Disclosure Interpretations (C&DI).  We respectfully submit that the Company provided diluted earnings per share, the most directly comparable GAAP measure to Adjusted Diluted EPS, in the second bullet of the Executive Summary on page 27 of the Form 10-Q. In addition, the Company discloses information sufficient to calculate Adjusted Diluted EPS on pages 9 and 27 of the Form 10-Q. However, we recognize that the Company did not provide a corresponding reconciliation nor explain the usefulness of this measure to investors in the Form 10-Q. In future filings, the Company undertakes to include a reconciliation of Adjusted Diluted EPS to diluted EPS and explain the reasons we believe this measure is important to investors, in a manner consistent with the Company’s disclosure of such information in its quarterly earnings releases.

We appreciate the opportunity to respond to the Staff’s comment letter and look forward to resolving any concerns the Staff might have. If you have any questions, please contact Bernadette Madarieta, Vice President and Controller, at (208) 938-1047.

Sincerely,

/s/ Robert M. McNutt

Robert M. McNutt
Senior Vice President and Chief Financial Officer

cc:                                Bernadette Madarieta